UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2004

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
(Full title of the Plan)

NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)

6363 Main Street, Williamsville, New York 14221
(Address of principal executive office)

REQUIRED INFORMATION

  Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

  See accompanying Index on page 3.

  Signature

  Exhibit
Exhibit Number	Description of Exhibit
23	Consent of Independent Accountants

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                                                                Page
                                                                                               Number

Report of Independent Registered Public Accounting Firm                                           1

Financial Statements:

  Statement of Net Assets Available for Plan
  Benefits at December 31, 2004                                                                   2

  Statement of Net Assets Available for Plan
  Benefits at December 31, 2003                                                                   3

  Statements of Changes in Net Assets Available
  for Plan Benefits for the Year Ended
  December 31, 2004 (with Comparative
  Totals for the Year Ended December 31, 2003)                                                    4

Notes to Financial Statements                                                                   5 - 8

Supplemental Schedule:

  Schedule of Assets Held for Investment at December 31, 2004                                     9

Report of Independent Registered Public Accounting Firm

To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                FREED MAXICK & BATTAGLIA, CPAs, P.C.

May 13, 2005
Buffalo, New York

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2004

                                             Employer              Participant             Total
                                             Directed                Directed          December 31,
                                            Investments            Investments             2004
                                       ----------------------   ----------------- ----------------------

Investments at fair value:

   National Fuel Gas Company Common
     Stock Funds                                 $23,424,895         $20,966,856       $44,391,751

   Vanguard 500 Index Fund                                 -          32,408,674        32,408,674

   Vanguard Retirement Savings Trust                       -          11,966,359        11,966,359

   Vanguard Total Bond Market Index
     Fund                                                  -           9,661,994         9,661,994

   Vanguard Prime Money Market Fund                        -           3,257,284         3,257,284

   Vanguard European Stock Index Fund                      -           3,633,468         3,633,468

   Vanguard Extended Market Index
     Fund                                                  -           3,069,415         3,069,415

   Vanguard Pacific Stock Index Fund                       -           1,041,191         1,041,191

   Vanguard STAR Fund                                      -             902,747           902,747

   Participant Loan Account                                -           2,626,113         2,626,113
                                                 ------------       -------------     --------------

                                                  23,424,895          89,534,101       112,958,996

Receivables:
   Employer Contributions                            143,631                   -           143,631

   Participant Contributions                               -             552,352           552,352
                                                 ------------       -------------     --------------

Net Assets Available for Plan
Benefits                                         $23,568,526         $90,086,453      $113,654,979
                                                =============       =============     ==============

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2003

                                             Employer              Participant             Total
                                             Directed                Directed          December 31,
                                            Investments            Investments             2003
                                       ---------------------- ------------------- ----------------------

Investments at fair value:

   National Fuel Gas Company Common
     Stock Funds                                 $19,436,108         $18,874,200            $38,310,308

   Vanguard 500 Index Fund                                 -          30,019,819             30,019,819

   Vanguard Retirement Savings Trust                       -          11,078,225             11,078,225

   Vanguard Total Bond Market Index
     Fund                                                  -           9,672,944              9,672,944

   Vanguard Prime Money Market Fund                        -           3,318,349              3,318,349

   Vanguard European Stock Index Fund                      -           2,880,671              2,880,671

   Vanguard Extended Market Index
     Fund                                                  -           2,146,007              2,146,007

   Vanguard Pacific Stock Index Fund                       -             973,988                973,988

   Participant Loan Account                                -           2,635,108              2,635,108
                                                 ------------        ------------          -------------

                                                  19,436,108          81,599,311            101,035,419

Receivables:
   Employer Contributions                            127,476                   -                127,476

   Participant Contributions                               -             490,358                490,358
                                                 ------------        ------------          -------------

Net Assets Available for Plan
Benefits                                         $19,563,584         $82,089,669           $101,653,253
                                                 ============        ============          ============

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004
(WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 2003)

                                                                                     Total all Investments Combined
                                             Employer            Participant      --------------------------------------
                                             Directed              Directed                   December 31,
                                            Investments          Investments            2004               2003
                                       ---------------------- ------------------- ----------------- --------------------
Investment Income From National Fuel
Gas Company Common Stock Funds                     $874,889            $806,905        $1,681,794           $1,585,970

Interest and Dividend Income                              -             604,634           604,634              554,243

Investment Income from Mutual Funds                       -           1,175,551         1,175,551              869,474
                                       ---------------------- ------------------- ----------------- --------------------

     Total Investment Income                        874,889           2,587,090         3,461,979            3,009,687

Net Appreciation  in Fair Value
of Investments                                    3,158,063           6,620,122         9,778,185           13,169,406

Employer Matching Contributions                   1,533,438                   -         1,533,438            1,584,611

Participant Contributions                                 -           6,123,169         6,123,169            6,223,219

Participant Purchase and Loan Fees                   (1,667)             (4,047)           (5,714)              (5,780)

Rollovers and Other Individual
Transfers In/(Out)                                  (77,479)           (226,825)         (304,304)           5,324,946

Payments to Participants or
Beneficiaries                                    (1,482,335)         (7,102,692)       (8,585,027)          (3,973,507)

Transfers (To)/From Associated Funds                     33                 (33)                -                    -
                                       ---------------------- ------------------- ----------------- --------------------

Increase In Net Assets Available for
Plan Benefits                                     4,004,942           7,996,784        12,001,726           25,332,582

Net Assets Available for Plan
Benefits:
     Beginning of Year                           19,563,584          82,089,669       101,653,253           76,320,671
                                       ---------------------- ------------------- ----------------- --------------------

     End of Year                                $23,568,526         $90,086,453      $113,654,979         $101,653,253
                                       ====================== =================== ================= ====================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF PLAN

      General:

        The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted March 21, 1989, effective as of July 1, 1989, and has been amended since that time. It is subject to the Employee Retirement Income Security Act of 1974, as amended.

        During 2003, the Board of Directors of the Company approved the merger of the National Fuel Gas Company Employees’ Thrift Plan (the “Thrift Plan”) into the Plan, in part, and into another plan, in part. Specifically, the account balances contained in the Thrift Plan’s Government Bond Fund and the Pooled Investment Contract Fund were merged into the Plan. The account balances containing the employer directed investment fund of the Thrift Plan, which consisted of National Fuel Gas Company Common Stock, was merged into another plan. The merger was effective as of August 1, 2003. Funds previously invested in the Government Bond Fund were initially invested in the Vanguard Total Bond Market Index Fund, and funds previously invested in the Pooled Investment Contract Fund were initially invested in the Vanguard Retirement Savings Trust. Former Thrift Plan participants have the option to move these funds into other investment options offered by the Plan and retain the same rights and features of the former Thrift Plan. Former Thrift Plan funds are kept separate from any funds that a participant invests directly into the Plan.

        As of January 1, 2004, an additional Retirement Savings Account benefit was provided to certain participants in the Plan. Participants should refer to the Plan document for more complete information.

      Eligibility and Participation:

        Originally, the Plan was established for the benefit of employees of National Fuel Gas Company and its subsidiaries (the Company) who were subject to a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers (IBEW), Locals 2154 and 2199 (which consolidated with 2199-J). These employees became eligible to participate in the Plan on July 1, 1989 or, if later, after completing 1,000 hours of service and attaining age 21. Employees subject to collective bargaining agreements between the Company and the IBEW Local 2279 (now consolidated with IBEW Local 2154) and the Service Employee International Union (SEIU) F & O Conference — Local 22 (prior to their consolidation on September 1, 1999, the International Brotherhood of Firemen and Oilers, Locals 22, 23, 25 and 251) also became eligible to participate in the Plan on August 1, 1990 or, if later, after completing 1,000 hours of service and attaining age 21. Eligible Plan participants for the Retirement Savings Account Benefit will have completed 12 months of employment, including at least 1,000 hours of service, attained age 21 and whose first hour of service with the Company is credited on or after November 1, 2003.

      Contributions:

        Plan participants may direct the Company to reduce their base pay by a specified full percentage of at least 2% and not more than 50%. These wage reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants’ behalf. In addition, the Company makes an employer matching contribution that ranges from 1% to 3.5% of the participants’ base pay depending upon their years of service and rate of wage reduction contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. Beginning January 2004, the participants eligible for the Retirement Savings Account Benefit will receive a Company contribution of 2% or 3% of the participant’s compensation, depending on the participant’s years of service. The Company contribution in the Retirement Savings Account is participant directed and can be directed into any of the Plan's investment options except for the Common Stock of National Fuel Gas Company.

        “Base pay” is defined in the Plan as a participant’s basic compensation for a payroll period. An individual participant’s wage reduction contributions to the Plan are subject to ceilings imposed by the Internal Revenue Service. However, Company matching contributions are not subject to such ceilings. The ceiling is $13,000 for 2004 and $14,000 for 2005. If a participant is age 50 or over, the ceiling increases to $16,000 for 2004 and $18,000 for 2005.

        Participants’ accounts, including all wage reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable. Participant’s accounts within the Retirement Savings Account are 100% vested following five years of service. Forfeitures will be used to reduce Company contributions. There are no forfeitures for the years ending December 31, 2004 and 2003.

      Employer Matching Contributions:

        Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company (National Fuel Gas Company Stock Fund B). This fund also maintains a small cash position in Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his/her interest in this fund. Participants may not redirect their interests in this fund into any other fund.

      Withdrawals, Loans and Distributions:

        Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan’s limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.

        Former Thrift Plan Participants may, at any time, withdraw the entire value of those amounts transferred to the Plan.

      Participant Accounts:

        Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

      Administration:

        National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company’s Board of Directors exercises National Fuel Gas Company’s duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company (Vanguard).

      Plan Termination:

        Although it has not expressed any intent to do so, National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting:

        The accounts of the Plan are maintained on the accrual basis.

      Investment Valuation and Income Recognition:

        National Fuel Gas Company Stock Funds A (participant directed) and B (non-participant directed) are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Shareholders of National Fuel Gas Company stock have the right to give voting instructions to the Trustee with respect to the number of shares of common stock of National Fuel Gas Company that are held on their behalf. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The investment contracts in the Vanguard Retirement Savings Trust are carried at the stated unit values of the funds which are derived from the fair value of the underlying investments. Participant loans are valued at their outstanding balances, which approximate fair value. National Fuel Gas Company stock distributed to participants is reflected at market value at the date of distribution. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in investment income.

      Risks and Uncertainties:

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

      Use of Estimates:

        The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      Administrative Expenses:

        Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $43,700 and $42,913, for services in connection with the Plan and Trust for the years ended December 31, 2004 and December 31, 2003, respectively. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

      Payments of Benefits:

        Benefits payments to participants are recorded upon distribution.

NOTE 3 — INCOME TAXES

        The Internal Revenue Service has determined in a letter dated September 9, 2002 that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 4 — PARTIES-IN-INTEREST

        The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Investment income from parties-in-interest amounted to $3,461,979 and $3,009,687 for the years ended December 31, 2004 and December 31, 2003, respectively.

NOTE 5 – INVESTMENTS

        The following investments comprised more than 5% of Plan assets:

                                                                         December 31,
                                                                         ------------
                                                                     2004             2003
                                                                     ----             ----

         National Fuel Gas Company Common
                  Stock Fund A (Participant Directed)           $20,966,856       $18,874,200
         National Fuel Gas Company Common
                  Stock Fund B (Non-Participant Directed)        23,424,895        19,436,108
         Vanguard 500 Index Fund                                 32,408,674        30,019,819
         Vanguard Retirement Savings Trust                       11,966,359        11,078,225
         Vanguard Total Bond Market Index Fund                    9,661,994         9,672,944

         The net appreciation (depreciation) in fair value of investments are as follows:

                                                                      For the Years Ended
                                                                          December 31,
                                                                      -------------------
                                                                     2004             2003
                                                                     ----             ----

         National Fuel Gas Company Common
                  Stock Fund A (Participant Directed)            $2,902,467        $2,767,408
         National Fuel Gas Company Common
                  Stock Fund B (Non-Participant Directed)         3,158,063         2,754,784
         Vanguard 500 Index Fund                                  2,585,372         6,071,023
         Vanguard Extended Market Index Fund                        434,883           579,911
         Vanguard Pacific Stock Index Fund                          149,971           250,730
         Vanguard European Stock Index Fund                         541,461           730,993
         Vanguard STAR Fund                                          40,930                 -
         Vanguard Total Bond Market Index Fund                      (34,962)           14,557
                                                                 ----------       -----------
                                                                 $9,778,185       $13,169,406
                                                                 ----------       -----------

SCHEDULE I

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT
DECEMBER 31, 2004

                                            (c) Description of Investment
        (b) Identity of Issue,                   Including Maturity Date, Rate
             Borrower, Lessor                    of Interest, Collateral, Par                                (e) Current
(a)          or Similar Party                    or Maturity Value                            (d) Cost            Value
___     ______________________               __________________________________               ________        ___________

*       National Fuel Gas Company
         Common Stock Funds:
           National Fuel Gas Company        Stock Fund A (1,035,912 units)                                     $20,966,856
           National Fuel Gas Company        Stock Fund B (1,157,356 units)                   $ 17,645,665       23,424,895
                                                                                                               -----------
                                            Total National Fuel Gas Company
                                              Common Stock Funds                                                44,391,751
                                                                                                               -----------

        Mutual Funds:
*          Vanguard Group of                500 Index Fund
             Investment Companies             (290,296 units)                                                   32,408,674

*          Vanguard Group of                Total Bond Market Index Fund
             Investment Companies             (940,798 units)                                                    9,661,994

*          Vanguard Group of                Prime Money Market Fund
             Investment Companies             (3,257,284 units)                                                  3,257,284

*          Vanguard Group of                European Stock Index Fund
             Investment Companies             (139,803 units)                                                    3,633,468

*          Vanguard Group of                Extended Market Index Fund
             Investment Companies             (97,877 units)                                                     3,069,415

*           Vanguard Group of               Pacific Stock Index Fund
               Investment Companies           (111,001 units)                                                    1,041,191

*          Vanguard Group of                STAR Fund
             Investment Companies             (48,172 units)                                                       902,747
                                                                                                               -----------

                                            Total Vanguard Mutual Funds                                         53,974,773
                                                                                                               -----------

        Common/Collective Trust (1):
*          Vanguard Group of                Retirement Savings Trust
             Investment Companies             (11,966,359 units)                                                11,966,359

*       National Fuel Gas Company
           Tax-Deferred Savings Plan        Participant Loan Account                                             2,626,113
                                                                                                              ------------

                                                  TOTAL ASSETS HELD FOR INVESTMENT                            $112,958,996
                                                                                                              ============

*     Denotes known party-in-interest to the Plan.

(1)   The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard
      Fiduciary Trust Company. The entity's tax identification number is 23-2186884.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL FUEL GAS COMPANY
TAX DEFERRED SAVINGS PLAN
(Name of Plan)

By /s/ R. J. Tanski
R. J. Tanski
Treasurer and Principal Financial Officer

By /s/ K. M. Camiolo
K. M. Camiolo
Controller and Principal Accounting Officer

Date: June 27, 2005

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of Independent Accountants